December 3, 2010

VIA EDGAR AND UNITED PARCEL SERVICE

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	CIRCOR International, Inc.
Registration Statement on Form S-3
Filed November 4, 2010
File No. 333-170334

Dear Ms. Long:

This letter is submitted on behalf of CIRCOR International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (file No. 333-170334) (the “Registration Statement”) as set forth in your letter dated November 22, 2010 addressed to Alan J. Glass, Esq., Vice President, General Counsel and Secretary of the Company (the “Comment Letter”).

Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on December 3, 2010. For your convenience, we will supplementally provide the Staff via United Parcel Service two (2) copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement filed with the Commission on November 4, 2010.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Risk Factors, page 5

Comment No. 1

Please delete the statements in the introductory paragraph that “These risks are not the only ones facing our company” and “Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations”. In this regard, we note that you must disclose all risks you believe are

Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

December 3, 2010

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material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. For additional guidance, please refer to Staff Legal Bulletin No. 7A, sample comment #30.

Response to Comment No. 1

The Company advises the Staff that the referenced disclosure on page 5 of the prospectus under the heading “Risk Factors” has been revised in response to the Staff’s comment.

Description of the Securities, page 8

Comment No. 2

Please revise to provide the information required by Item 202 of Regulation S-K with respect to the preferred stock, warrants, and units. Refer to Item 9 of Form S-3.

Response to Comment No. 2

The Company advises the Staff that the disclosure on page 8 of the prospectus under the heading “Description of the Securities” has been supplemented in response to the Staff’s comment.

Exhibit 5.1

Comment No. 3

Please have counsel revise its opinion to opine with respect to the preferred stock purchase rights.

Response to Comment No. 3

The Company advises the Staff that Exhibit 5.1 to the Registration Statement has been revised in response to the Staff’s comment.

Comment No. 4

Please delete as inappropriate the qualification that counsel expresses no opinion on antitrust laws as well as the penultimate paragraph, which addresses “Legal Opinion Principles.”

Response to Comment No. 4

The Company advises the Staff that Exhibit 5.1 to the Registration Statement has been revised in response to the Staff’s comment.

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Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

December 3, 2010

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If you should have any questions concerning the enclosed matters, please contact the undersigned at 781-270-1200 or by facsimile at 781-270-1299.

Very truly yours,

/s/ Alan J. Glass, Esq.
Alan J. Glass, Esq.
Vice President, General Counsel and Secretary
CIRCOR International, Inc.

Cc: Frederic M. Burditt, Vice President, Chief Financial Officer and Treasurer
CIRCOR International, Inc.
David F. Dietz, Esq.
Goodwin Procter LLP